SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 March 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")
19 March 2013

Bank of Ireland Announces Nomination to the Court of Directors

The Directors of Bank of Ireland have proposed Davida Marston for election as a non-executive Director to the Court at the Annual General Court on 24 April 2013.

Board Nomination

Davida Marston is a non-executive director of Liberbank S.A. (Spanish Banking Group), Mears Plc (UK), where she chairs the Audit Committee, and CIT Bank Limited (UK), and is a former director of a number of companies, including ACE European Group Limited and Europe Arab Bank plc.  She was a member of the UK senior management team of Citigroup's UK Corporate Bank (1990 - 2003), which included a period as Regional Head UK and Ireland for the Banks and Securities business, and a senior manager at Bank of Montreal (1981-1990).

Subject to election at the Annual General Court, Davida's appointment to the Court will take effect on 24 April 2013. Davida will also be a member of the Audit and Risk Committees.

There are no other details that are required to be disclosed for Ms Marston under Listing Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange.

Enquiries-
Helen Nolan, Group Secretary 00-353-76- 623-4710
Dan Loughrey, Head of Group Communications 00 -353- ###-##-####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 19 March 2013